(212) 474-1802

September 22, 2010

Barnes & Noble, Inc.

Definitive Additional Soliciting Materials filed on Schedule 14A

Filed on September 16, 2010 and September 13, 2010

File No. 1-12302

Dear Ms. Campbell Duru:

On behalf of Barnes & Noble, Inc. (the “Company”), this letter responds to your September 17, 2010 telephonic request that the Company provide to the staff (the “Staff”) of the Division of Corporation Finance, Office of Mergers and Acquisitions of the U.S. Securities and Exchange Commission (the “Commission”) supplemental information in support of certain statements contained in the Company’s letter to stockholders, filed as definitive additional soliciting materials on Schedule 14A by the Company with the Commission on September 16, 2010, and the Company’s letter to stockholders and document attached thereto, filed as definitive additional soliciting materials on Schedule 14A by the Company with the Commission on September 13, 2010.

DEFA 14A filed September 16, 2010

Attached as Appendices I-V to this letter is supplemental information in support of the market share and market position statements contained in the Company’s letter to stockholders dated September 16, 2010 (the “Stockholder Letter”).

Appendix I contains excerpts from the EquiTrend® Brand Study by Harris Interactive (the “EquiTrend® Brand Study”), in support of the statement in the Stockholder Letter that “Barnes & Noble has been voted the nation’s top bookseller brand.” The EquiTrend® Brand Study indicates that the Company scored higher in brand “equity” than Borders Book Stores, the Company’s primary bookseller competitor.

Appendix II contains an excerpt from the Veronis Suhler Stevenson Communications Industry Forecast 2010–2014 (the “2010 Veronis Forecast”), in support of the statement in the Stockholder Letter that the physical book market is expected to contract over the next four years from approximately $21 billion to $19 billion (see “New Books Spending” in Table 14.1: Spending on Consumer Books in the 2010 Veronis Forecast) and that the consumer book market is $23 billion in 2009 (see “Total Spending” in Table 14.1: Spending on Consumer Books in the 2010 Veronis Forecast).

Appendix III contains an excerpt from the 2009 U.S. Demographics & Buying Behaviors Book Consumer Annual Review (the “Book Consumer Review”), prepared by Bowker’s PubTrack Consumer and Publishers Weekly, in support of the statement in the Stockholder Letter that “the Company owns approximately 18% of the U.S. book market.” The Book Consumer Review indicates that the Company received 18% of dollars spent on books in 2009.

Appendix IV contains excerpts from the 2010 Veronis Forecast and the Veronis Suhler Stevenson Communications Industry Forecast 2009–2013 (the “2009 Veronis Forecast”), in each case in support of the statement in the Stockholder Letter that the newsstand market is $22 billion. The Company uses data with respect to consumer magazine and print daily newspaper spending to calculate the newsstand market in which the Company competes. Spending on consumer magazines (excluding spending on magazine print advertising, a market in which the Company does not compete) was approximately $12 billion in 2009 (see “Total Including Outsourced Custom Publishing Spending” found in Table 17.1: Spending on Consumer Magazines in the 2010 Veronis Forecast less the amount of “Print Advertising Spending” found in the same table). Spending on print daily newspapers was approximately $9 billion in 2009 (see “Total Spending” on Circulation located in Table 16.6: Print Daily Newspaper Spending in the 2010 Veronis Forecast). In the aggregate, spending on consumer magazines and print daily newspapers totaled approximately $21 billion in 2009. Spending on consumer magazines (excluding spending on magazine advertising) was approximately $12 billion in 2008 (see “Total Including Outsourced Custom Publishing Spending” found in Table 15.1: Spending on Consumer Magazines in the 2009 Veronis Forecast less the amount of “Advertising Spending” found in the same table). Spending on print daily newspapers was approximately $10 billion in 2008 (see “Total Spending” on Circulation located in Table 12.5: Print Daily Newspaper Spending in the 2009 Veronis Forecast). In the aggregate, spending on consumer magazines and print daily newspapers totaled approximately $22 billion in 2008.

Appendix V contains an excerpt from the 2009 College Store Industry Financial Report published by the National Association of College Stores (the “NACS Report”). This excerpt indicates that total sales through college bookstores were $9.8 billion in 2007-2008. In addition, Barnes & Noble College management estimates that sales of textbooks outside of college bookstores (which are not included in the NACS Report) totaled approximately $2 billion. Barnes & Noble College’s sales in the fiscal year ended May 1, 2010 totaled $1.813 billion, or approximately 15% of an approximately $12 billion collegiate and textbook market. If sales of materials other than course materials were excluded from the foregoing calculation, Barnes & Noble College would have a market share of approximately 18% (i.e., $1.3 billion out of $7.4 billion).

The Company’s management advises the Staff that the statements that it has “over 20% of the digital trade book market” and is “the #2 retailer of digital books in the world” are based on information provided by representatives of the various publishers of digital books with whom the Company does business in discussions with Company management. The Company is not aware of any independent studies or data tracking services with respect to market share in the digital trade book market.

DEFA 14A filed September 13, 2010

Attached as Appendix VI to this letter are the relevant portions of the documents referenced in the footnotes to the document enclosed with the Company’s letter to stockholders dated September 13, 2010.

*    *    *

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at the number listed above.

Sincerely,

/s/ Andrew R. Thompson

Andrew R. Thompson

Mellissa Campbell Duru, Esq.
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Attachments

VIA EDGAR AND FEDERAL EXPRESS

Copy w/attachments to:

Mr. Joseph J. Lombardi
Chief Financial Officer
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

Bradley A. Feuer, Esq.
Acting General Counsel
Barnes & Noble, Inc.
122 Fifth Avenue
New York, NY 10011

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